BB 6/4

02021952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-45259

SEC MAIL RECEIVED MAY 30 2002 WASH. D.C. PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/01 (MM/DD/YY) AND ENDING 3/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LM Financial Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Light Street
(No. and Street)

Baltimore	Maryland	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas W. Cullen 410.539.0000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name — *if individual, state last, first, middle name*)

250 Pratt Street	Baltimore	Maryland	21201
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles J. Daley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LM Financial Partners, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

9-1-2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LM FINANCIAL PARTNERS, INC.
TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of
LM Financial Partners, Inc.:

In our opinion, the accompanying statement of financial condition of LM Financial Partners, Inc. (the "Company") presents fairly in all material respects, the financial position of the Company at March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 3, 2002

LM FINANCIAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
March 31, 2002

Assets		
Cash equivalents	$	1,897,183
Equipment and leasehold improvements, net		87,398
Accounts receivable		110,784
Prepaid expenses		140,887
Receivable from Parent and Affiliate		254,667
Total Assets	**$**	**2,490,919**
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	209,938
Other		97,488
Total Liabilities		307,426
Stockholder's equity		
Common stock, no par value; authorized 5,000 shares; issued and outstanding 100 shares		200,000
Additional paid-in capital		1,950,000
Retained earnings		33,493
Total Stockholder's Equity		2,183,493
Total Liabilities and Stockholder's Equity	**$**	**2,490,919**

See accompanying notes to statement of financial condition

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation
LM Financial Partners, Inc. (the "Company"), is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Legg Mason, Inc. (the "Parent") and provides on-site securities brokerage services through banks and other financial institutions ("Participants") in the United States. The Company's fees for providing these services are usually based on a percentage of total commissions and fees earned by the participants.

Related Party Transactions
Legg Mason Wood Walker, Incorporated ("LMWW"), which is also a subsidiary of the Parent, carries all customer accounts, executes and clears all securities transactions for the Company and participates on a fully-disclosed basis, and provides certain administrative support to the Company. The Company participates in the bonus and defined contribution plans ("the Plans") of its Parent and affiliate and is allocated an expense or benefit based on a percentage of earnings before income taxes. The Company's financial position may not be indicative of what would have existed had the Company been operated as an unaffiliated corporation.

Use of Estimates
The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual amounts could differ from those estimates and the differences could have a material impact on the statement of financial condition.

Securities Transactions
Commission revenues and related expenses for transactions with customers are recorded on a trade date basis.

Depreciation and Amortization
Equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization of $75,978 at March 31, 2002. Depreciation and amortization are determined by use of the straight line method over the estimated useful lives of the assets, which range from two to eight years. Leasehold improvements are amortized using the straight line method over the remaining life of the lease.

Cash Equivalents
Cash equivalents consist of shares in a money market fund managed by an affiliate of the Company. The carrying amount of cash equivalents approximates fair value.

Fair Value of Financial Instruments
All of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate current fair value.

2. Income Taxes

The Company files a consolidated federal income tax return with the Parent and files separate state income tax returns. At March 31, 2002, other liabilities include a net deferred tax liability of $2,894 relating to accelerated depreciation.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined. Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital, as defined, would fall below specified levels. At March 31, 2002, the Company had net capital, as defined, of $1,551,587, which exceeded required net capital by $1,301,587.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption. LMWW carries all customers' accounts and clears all securities transactions for the Company on a fully-disclosed basis. The Company promptly transmits all customer funds and securities to LMWW on a timely basis.

LM FINANCIAL PARTNERS, INC.
March 31, 2002

STATEMENT OF FINANCIAL CONDITION